April 5, 2024

Ms. Soo Im-Tang Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    LoCorr Investment Trust – LoCorr Hedged Core Fund (File Nos. 811-22509, 333-171360)

Dear Ms. Im-Tang:

On January 9, 2024, LoCorr Investment Trust (the "Registrant" or the “Trust”), on behalf of LoCorr Hedged Core Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 53 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Bernard Nolan and you provided the following comments on March 1, 2024 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments

Prospectus

Comment 1.    Please provide ticker once available.

Response.    The tickers have been provided. Please see prospectus attached hereto as an exhibit.

Comment 2.    With respect to Footnote 4 to the fee table, please clarify refer to total assets or net assets.

Response.    The disclosure has been revised as follows:

        Generally, the management fees and performance fees of the CTAs included in the Swap and Commodity Pool may range up to 1.50% of the Fund’s net assets and up to 20% of returns. Given the expected allocations, it is expected that management fees will be 0.75% of net assets and up to 20% of the returns, respectively.

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Comment 3.    Please confirm that the Registrant does not anticipate and acquired fund fees and expenses for the first fiscal period.

Response.    The Registrant does not anticipate that the Fund will incur any estimated acquired fund fees and expenses for its first fiscal period. It is expected that the Fund will invest cash balances in a deposit account with its custodian.

Comment 4.    With respect to Footnote 5, please revise to state if the fund may make repayment only if such repayment does not cause the Fund’s expense ratio to exceed both the expense cap at the time of the waiver and the current expense cap.

Response.    The disclosure has been revised as follows:

        These fee waivers and expense reimbursements are subject to possible recoupment from the Fund within three years following the date on which the fee waiver or expense reimbursement occurred, if the Fund is able to make the repayment without exceeding the expense limitation at time of waiver and its current expense limitations and the repayment is approved by the Board of Trustees.

Comment 5.    Please provide a completed fee table and expense example in your responses.

Response.    Please see attached prospectus.

Comment 6.    Please clarify if securities held by the CFC may also be leveraged.

Response.    Outside of the leverage inherent in futures contracts, the CFC will not be otherwise directly leveraged.

Comment 7.    Please clarify that the Fund complies with the Investment Company Act of 1940 (the “Act”) requirements for capital structure and leverage on an aggregate basis with its CFC such that the Fund treats the CFC’s debt as its own for the purposes of compliance with Section 18 of the Act.

Response.    The following disclosure has been added:

        The Fund treats obligations of the Subsidiary as its own and, on an aggregate basis with the Subsidiary, complies with the requirements of Section 18 of the 1940 Act regarding capital structure and leverage.

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Comment 8.    Please disclose that any adviser to the subsidiary complies with provisions to Section 15 of the Act regarding advisory agreements and any advisory agreement with the subsidiary is added as an exhibit to the Registration Statement.

Response.    The following disclosure has been added:

        Any advisory or subadvisory agreement with respect to the Subsidiary meets the requirements for advisory agreements under Section 15 of the 1940 Act.

Comment 9.    Please disclose that the Subsidiary complies with the affiliated transaction and custody provisions under Section 17 of the Act.

Response.    The following disclosure has been added:

        The Subsidiary complies with the affiliated transaction and custody provisions under Section 17 of the 1940 Act.

Comment 10.    Please confirm that the subsidiary and its board of directors will agree to inspection of books and records under Section 31 of the Act.

Response.    The Registrant so confirms.

Comment 11.    Please include any management fees, including any performance fees, for the subsidiary in the Management Fee in the fee table and include other subsidiary expenses under Other Expenses in the fee table.

Response.    The Registrant notes that such fees, if incurred, are appropriately provided for in the Fund’s fee table.

Comment 12.    Please disclose that the Fund does no intent to create or invest to gain primary control in an entity primarily engaged in investment activities other than its wholly-owned subsidiary.

Response.    The following disclosure has been added:

        The Fund does not intent to create or invest to gain primary control in an entity primarily engaged in investment activities other than the Subsidiary.

Comment 13:    Please clarify what is meant by the reference to “traditional investment process” in the Adviser’s Investment Process disclosure.

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Response:    The disclosure has been revised as follows:

        The Adviser replaces a sub-adviser when its returns are below expectations or it deviates from its traditional investment process with respect to changes in investment strategy.

Comment 14:    With respect to the disclosure for Graham Capital Management and R.G. Niederhoffer Capital Management, please clarify what is meant “absolute returns and “stable absolute returns,” respectively.

Response:    The following disclosure has been added:

        “(that is, a strategy which seeks to produce positive returns over time regardless of market movements.)”

Comment 15:    Please present the most important principal investment risks first and after the most important risks have been disclosed the Fund may revert back to alphabetical order.

Response:    The Registrant respectfully declines to make the requested revision.

Comment 16:    With respect to Derivatives Risk, please consider revising to provide more details regarding the risks of specific derivatives used by the Fund.

Response:    The disclosure has been revised as follows:

•    Derivatives Risk: Futures, options and swaps involve risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The use of derivatives subject to regulation by the Commodity Futures Trading Commission (“CFTC”) by Underlying Funds may be subject to certain rules of the CFTC. Derivative prices are highly volatile and may fluctuate substantially during a short period of time. Such prices are influenced by numerous factors that affect the markets, including, but not limited to: changing supply and demand relationships; government programs and policies; national and international political and economic events, changes in interest rates, inflation and deflation and changes in supply and demand relationships.
•Futures and Forwards Risk. The primary risks associated with the use of forward and futures contracts, which may adversely affect the Fund’s net asset value (“NAV”)

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and total return, are (a) the imperfect correlation between the change in market value of the instruments held by the Fund or an Underlying Fund and the price of the forward or futures contract; (b) possible lack of a liquid secondary market for a forward or futures contract and the resulting inability to close a forward or futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; (e) the possibility that the counterparty will default in the performance of its obligations; and (f) if the Fund or Underlying Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements, and the Fund or Underlying Fund may have to sell securities at a time when it may be disadvantageous to do so.

•Options Risk. There are risks associated with the sale and purchase of call and put options. As the buyer of a put or call option, the Fund risks losing the entire premium invested in the option if the Fund does not exercise the option. Because option premiums paid by the Fund indirectly through Underlying Funds are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities. Purchased put options may decline in value due to changes in value of the underlying reference asset.

•Swap Risk. Swap agreements are subject to the risk that the counterparty to the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the counterparty to the swap. In addition, there is the risk that a swap may be terminated by the Fund or the counterparty in accordance with its terms. If a swap were to terminate, the Fund may be unable to implement its investment strategies and the Fund may not be able to seek to achieve its investment objective.

Comment 17:    If investing in emerging markets, please define emerging markets and disclose how investing and risks are different than foreign risks.

Response:    The following disclosure has been added:

        Through its Managed Futures and Commodities strategies, the Fund will have exposure to underlying assets in the U.S. as well as foreign and emerging markets. The Fund defines emerging markets as those that are found in the MSCI Emerging Markets Index.

Comment 18:    Please clarify if frequent trading is a principal investment strategy, and if so, please disclose in the principal investment strategy section.

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Response:    The Registrant does not believe frequent trading will be a principal investment strategy for the Fund.

Comment 19:    Please reconcile any differences in the Managed Futures strategy disclosure in Items 4 and 10.

Response:    The disclosure in Item 10 has been revised as follows:

        The Managed Futures strategy is designed to produce capital appreciation by capturing returns related to the commodity and financial markets by investing long or short in: (i) futures, (ii) forwards, (iii) options, (iv) spot contracts, or (v) swaps, each of which may be tied to (a) currencies including Bitcoin and Ethereum cryptocurrencies, (b) interest rates, (c) stock market indices, (d) energy resources, (e) metals or (f) agricultural products.

Comment 20:    Please define “Index” as described in the disclosure for the Commodities Futures strategy.

Response:    The disclosure has been revised as follows:

        To the extent the Adviser is utilizing derivatives to gain exposure to managers, it is anticipated that the Fund uses a total return swap (the "Swap"), a type of derivative instrument based on a customized index (the "Index") designed to replicate the aggregate returns of the managers selected by the Adviser.

Comment 21:    With respect to the description of the investment process for R.G. Niederhoffer, please clarify what is meant by “behavioral biases.”

Response:    The Registrant respectfully declines to revise the existing disclosure.

Comment 22:    Please include LIBOR transition risk, if applicable, and how the successor reference rate may impact the value of such securities.

Response:    The Fund’s adviser confirms that LIBOR risk is not a principal risk of the Fund.

Comment 23:    Please revise references to “Funds” in the Credit Risk and Wholly-Owned Subsidiary Risk disclosures and correct the typo “Funs” in Market Risk.

Response:    The requested revisions have been made.

Comment 24:    Please delete the duplicative Covid-19 sentence in Market Risk.

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Response:    The requested revisions has been made.

Comment 25:    Please include Preferred Stock Risk in the summary section or delete if not applicable.

Response:    The risk has been deleted.

Comment 26:    Please add “Section” prior to the reference to 1256 futures contracts.

Response:    The requested revision has been made.

Comment 27:    Please add a reference to the Fund’s website in the Portfolio Holdings Disclosure section.

Response:    The requested revision has been made.

Comment 28:    Please complete the assets under management disclosures for the subadvisers.

Response:    The requested revisions has been made.

Comment 29:    Please consider the Foreign Risk disclosure to disclose risks associated with the value of Underlying Funds that hold foreign securities.

Response:    The Registrant respectfully declines to amend the existing disclosure and notes that Underlying Funds with foreign holdings are not a principal investment strategy for the Fund.

Comment 30:    Please add the date of the commencement of the Fund’s operations in the Financial Highlights disclosure.

Response:    The disclosure has been revised as follows:

        The Fund only recently commenced operations in May 2024.

Comment 31:    Please revise the reference to registered representatives and complete the omitted disclosures in the Baird sales charge waiver section.

Response:    The requested revisions have been made.

Comment 32:    Please define “OPCO” in the Oppenheimer and Co Inc. sales charge waiver disclosure.

Response:    The requested revisions have been made.

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SAI

Comment 33:    Please provide additional disclosure for parent companies of Graham Capital Management and Nuveen Asset Management.

Response:    The following disclosure has been added:

        Graham: The general partner of GCM is KGT, Inc., a Delaware corporation of which Kenneth G. Tropin (the firm’s Chairman and Founder) is the President and ultimate sole shareholder. The limited partner of GCM is KGT Investment Partners L.P., a Delaware limited partnership of which KGT, Inc. is also a general partner and in which Mr. Tropin and members of his immediate family are significant beneficial owners. Dyal Capital, formerly a Neuberger Berman company and, as of 2021, a division of Blue Owl Capital Inc., owns an indirect minority interest in the firm.

        Nuveen: Nuveen, LLC is a subsidiary and the investment manager of Teachers Insurance and Annuity Association of America (TIAA), a leading financial services provider serving over 5 million individual participants and 15,000 institutions worldwide as of March 31, 2023.

Comment 34:    Please provide the Fund’s website in the Proxy Voting Policies disclosure.

Response:    The requested additional disclosure has been provided.

Comment 35:    Please provide the Other Accounts information for the portfolio managers as of a recent date.

Response:    Information as of March 31, 2024 will be provided in the post-effective amendment.

Comment 36:    Please provide the subsidiary’s name and delete references to Subsidiaries, unless applicable.

Response:    The requested revisions have been made. Supplementally, the Subsidiary is named LCHC Fund Limited.

Comment 37: Please disclose that the Fund complies, on an aggregate basis with its subsidiary, with Sections 8 and 18 of the Act.

Response:    The following disclosure has been added:

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        The Fund, on an aggregate basis with the Subsidiary, complies with the provisions of Section 8 and Section 18 of the 1940 Act,.

Comment 38:    Please disclose that each adviser to the Fund and/or its subsidiary complies with the Act with respect to the approval of advisory agreements and that each such agreement is filed as an exhibit to the Registration Statement.

Response:    The following disclosure has been added:

        Any advisory or subadvisory agreement with respect to the Subsidiary meets the requirements for advisory agreements under Section 15 of the 1940 Act.

Comment 39:    Please disclose that the subsidiary complies with the affiliated transaction and custody provisions of Section 17 of the Act.

Response:    The following disclosure has been added:

Comment 40:    Please confirm the subsidiary expenses will be included in the fee table and that the subsidiary and its board will designate an agent in the United States for service of process, will agree to have the books and records of the subsidiary examined by the Staff and will sign the Registration Statement.

Response:    The Registrant so confirms.

Cyber-Asset Comments

Comment 41:    Please reconcile principal investment strategy disclosure and principal investment risk disclosure which indicate that the Fund will only seek to obtain exposure to BTC and Ether through futures contracts.

Response:    The following disclosure has been added:

        The Fund will only seek investment exposure to Bitcoin and Ether through investment in cash-settled futures contracts that trade on a U.S. regulated exchange. The Fund’s investment in Bitcoin and ether futures will be limited, on an aggregate notional basis, to 5% of the Fund’s assets.

Comment 42:    Please confirm that the Fund does not intend to invest in spot Bitcoin or Ether and disclose in bold that Fund will not invest in those or if Fund intends to, explain how Fund will comply with custody requirements of 1940 Act.

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Response:    The Fund does not intend to directly hold bitcoin or ether. Accordingly, the following disclosure has been added:

        The Fund does not invest directly in or hold bitcoin or ether.

Comment 43:    With respect to BTC/ETH derivative instruments, please disclose that the Fund will only invest in futures and other derivatives traded on a US regulated exchange. Also please confirm that all such futures contracts will be cash settled or explain how the Fund will comply with the custody requirements of the Act.

Response:    Please see response to Comment 41 above.

Comment 44:    Please disclose that the Fund will only obtain exposure to ether or bitcoin only through cash settled futures traded on the CME exchange.

Response:    Please see response to Comment 41 above.

Comment 45:    Please disclose and explain the Fund's strategy with respect to the "rolling" of ether futures contracts or bitcoin futures contracts, including the contract month the Fund plans to invest in and generally how and when the Fund expects to roll the contracts. If the Fund is unable to provide this disclosure, please explain why.

Response:    The following disclosure has been added to the Fund’s SAI:

        Rolling of the Crypto Futures

Futures contracts expire on a designated date, referred to as the "expiration date." The Fund generally seeks to invest in "front-month" CME bitcoin futures contracts and CME ether futures contracts but may invest in back-month, cash-settled bitcoin futures contracts and ether futures contracts. "Front- month" contracts are the monthly contracts with the nearest expiration date. Back-month contracts are those with longer times to maturity. CME bitcoin futures and CME ether futures are cash-settled on their expiration date unless they are "rolled" prior to expiration. The Fund intends to "roll" its CME bitcoin futures and CME Ether Futures prior to expiration. Typically, the Fund will roll to the next "nearby" CME bitcoin futures and CME ether futures. The "nearby" contracts are those contracts with the next closest expiration date.

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Comment 46:    Please revise disclosure that to note that although BTC and ETH have been called virtual currency or crypto, they are not widely accepted as means of payment. Please use the terms “crypto asset” or “digital asset” to describe.

Response:    The requested revisions have been made.

Comment 47:    Please describe ether and bitcoin and the Ethereum blockchain and Bitcoin blockchain; the relationship of ether and bitcoin to the Ethereum blockchain and Bitcoin blockchain, respectively; the applications and use cases that the Ethereum blockchain and Bitcoin Blockchain, and ether and bitcoin, have been designed to support; and how the Ethereum blockchain and Bitcoin blockchain, and ether and bitcoin, differ from one another in terms of such intended applications and use cases, among other things. Also, with regard to Ethereum, describe the role that the Ethereum Foundation plays in the development of the blockchain.

Response:    The following disclosure has been added to the Fund’s prospectus:

        Bitcoin and Ether

Bitcoin and ether are both digital assets. The ownership and operation of both Bitcoin and ether are determined by participants in online, peer-to-peer networks - the Bitcoin Network and the Ethereum Network, respectively. These networks connect computers running open-source software that follows the rules and procedures governing each network’s protocol.

The value of both bitcoin and ether is not backed by any government, corporation, or other identified body. Instead, their values are determined by the supply and demand in markets created to facilitate their trading. Ownership and transaction records for bitcoin and ether are protected through public-key cryptography. The supply of bitcoin and ether is determined by their respective protocols, and no single entity owns or operates either network. They are collectively maintained by decentralized groups of participants who run computer software that records and validates transactions (miners for bitcoin and validators for ether), developers who propose improvements to the protocols and the software that enforces them, and users who choose which version of the software to run.

The following disclosure has been added to the Fund’s Statement of Additional Information:

Bitcoin is the native token on the Bitcoin network. As with other cryptocurrencies, bitcoin and the Bitcoin blockchain have been designed to support a number of applications and use cases. For bitcoin, these include serving as a medium of exchange

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(e.g., digital cash) and as a durable store of value (e.g., digital gold). The Bitcoin network's uses and capabilities are narrower when compared to the Ethereum network, which facilitates smart contracts and the issuance of other non- native tokens.

Ether is the native token on the Ethereum network, but users may create additional tokens, the ownership of which is recorded on the Ethereum network. As with other cryptocurrencies, ether and the Ethereum blockchain have been designed to support a number of applications and use cases. For ether, these include: serving as a medium or exchange and a durable store of value, facilitating the use of smart contracts and decentralized products and platforms, permitting the issuance and exchange of non-native tokens (including non-fungible tokens and asset-backed tokens), and supporting various "layer 2" projects. Compared to the Bitcoin network, which is solely intended to record the ownership of bitcoin, the intended uses of the Ethereum network are far more broad.

The Ethereum Foundation (EF) is a non-profit organization that is dedicated to supporting Ethereum and related technologies. The EF, alongside other organizations, supports Ethereum Protocol development through funding and advocacy. The EF finances its activities through its initial allocation of ether at the launch of the Ether Network in 2015. Although the EF does not control Ethereum and is one of many organizations within the Ethereum ecosystem, it is the most significant driving force for Ethereum Protocol development and support of Ethereum generally.

Comment 48:    Please supplementally confirm that the Trust’s code of ethics applies to transactions in ether, bitcoin and their respective futures contracts and that access persons will be required to preclear such transactions.

Response:    The Registrant will revise its code of ethics to cover such instruments. Access Persons will be prohibited from engaging in transactions in bitcoin, ether and their respective futures contracts, unless such transactions have been cleared in advance by the Chief Compliance Officer.
Comment 49:    Please disclose that ether may be determined to be a security or to be offered and sold as a security under federal or state securities laws as well potentially adverse consequences to the Fund and shareholders if such a determination is made.

Response:    The following disclosure has been added to the Fund’s prospectus:

It is possible that ether may be determined to be a security for the purposes of federal or state securities laws. If ether is determined or is expected to be determined to be a

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security under the federal securities laws, that could materially and adversely affect the trading of ether futures contracts held by the Fund.

The following disclosure has been added to the Fund’s SAI:

It is possible that ether may be determined to be a security for the purposes of federal or state securities laws. If ether is determined or is expected to be determined to be a security under the federal securities laws, that could materially and adversely affect the trading of ether futures contracts held by the Fund. If ether is determined or alleged to be a security, it is possible that trading in ether futures contracts held by the Fund could be halted or otherwise disrupted, become illiquid and/or lose significant value and the Fund may have difficulty unwinding or closing out its ether futures contracts. In that event, value of an investment in the Fund – could decline significantly and without warning, including to zero. There is no guarantee that security futures contracts on ether would be begin trading on any particular timeframe or at all or that the Fund would be able to invest in such instruments.

Comment 50:    Please disclose the risks related to the fragmentation and regulatory noncompliance and/or oversight of spot markets for crypto assets, including the potential for fraud and manipulation.

Response:    The following disclosure has been added to the Fund’s SAI:

Unlike the exchanges for more traditional assets, such as equity securities and futures contracts, digital asset trading venues are largely unregulated and highly fragmented. As a result of the lack of regulation, individuals or groups may engage in fraud or market manipulation (including using social media to promote bitcoin in a way that artificially increases the price of bitcoin or ether). Investors may be more exposed to the risk of theft, fraud and market manipulation than when investing in more traditional asset classes. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. Investors in bitcoin and ether may have little or no recourse should such theft, fraud or manipulation occur and could suffer significant losses.

Comment 51:    Please disclose that crypto asset trading platforms on which ether or bitcoin is traded, and which may serve as a pricing source for the calculation of the ether or bitcoin reference rate that is used for the purposes of valuing the Fund's investments, are or may become subject to enforcement actions by regulatory authorities, and that such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response:    The following disclosure has been added to the Fund’s SAI:

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Events impacting the price of bitcoin or ether across all digital asset trading venues should be expected to impact the price and market for bitcoin or ether futures, and therefore the performance of the Fund. Such trading venues may serve as a pricing source for the calculation of the CME CF Bitcoin Reference Rate or CME CF Ether Reference Rate which provides reference prices for final settlement of CME bitcoin and ether futures, respectively. These trading venues are or may become subject to regulatory actions that may have a material adverse impact on the Fund and its investments.

Comment 52:    Please disclose risks related to new or changing laws and regulations affecting the use of blockchain technology and/or investments in crypto assets or crypto asset-related investments. Disclose that any future regulatory changes may have a materially adverse impact on the Fund, its investments, and its ability to implement its investment strategy.

Response:    The following disclosure has been added to the Fund’s SAI:

The regulation of digital assets and related products and services continues to evolve. The inconsistent and sometimes conflicting regulatory landscape may make it more difficult for bitcoin and ether businesses to provide services, which may impede the growth of the bitcoin and ether economies and have an adverse effect on the adoption and the market value of crypto. There is a possibility of future regulatory change altering, perhaps to a material extent, the ability to buy and sell crypto and crypto futures. Similarly, future regulatory changes could impact the ability of the Fund to invest in bitcoin or ether futures contracts.

Comment 53:    Please disclose that ether and ether futures are relatively new investments, present unique and substantial risks, and historically have been subject to significant price volatility. Also, disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, such that trading and investing in these crypto assets generally may not be based on fundamental analysis.

Response:    The Registrant notes the current disclosure in the Fund’s prospectus:

Bitcoin and Ether may experience very high volatility and related investments, such as Bitcoin and Ether futures, may be affected by such volatility. Bitcoin and Ether are each a relatively new innovation and the market for Bitcoin and Ether is subject to rapid price swings, changes and uncertainty. The further development of the Bitcoin and Ethereum networks and the acceptance and use of Bitcoin and Ether are subject to a variety of factors that are difficult to evaluate.

The following disclosure has been added to the Fund’s SAI:

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Investments linked to bitcoin and ether present unique and substantial risks. Such investments can be highly volatile compared to investments in traditional securities and the Fund may experience sudden and large losses. The markets for bitcoin, ether and bitcoin and ether futures may become illiquid. These markets may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates. An investor should be prepared to lose the full principal value of their investment suddenly and without warning. Trading and investing in assets linked to bitcoin and ether are generally not based in fundamental investment analysis.

Comment 54:    Please disclose that the Ethereum blockchain may be vulnerable to attacks to the extent that there is concentration in the ownership and/or staking of ether and specifically explain how this risk varies by level of concentration (i.e., 33% vs. 50% vs. 66% of total staked ether). In this regard, we understand that possession of 33% of staked ether is the minimum stake that can be used to execute an attack and that the possession of more than 50% of staked ether enables more extensive attacks, such as transaction censorship and block reordering. Explain how the value of ether futures contracts in which the Fund invests may be impacted by an attack.

Response:    The following disclosure has been added to the Fund’s SAI:

If the price of ether falls below that which is required for validators to turn a profit, some validators may temporarily discontinue their operations. If validators reduce or cease their operations, it would reduce the aggregate stake on the Ethereum Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain) and make the Ethereum Network more vulnerable to a malicious actor or actors. If one or more validators obtain control of greater than thirty-three percent of the aggregate stake on the Ethereum Network, those validators may attempt to reshuffle or reorder blocks in the Ethereum blockchain, potentially excluding valid transactions or permitted "double spending" of ether. Malicious actors controlling greater than thirty-three percent of the aggregate stake could also potentially resolve two forks of the Ethereum blockchain simultaneously, which would cause confusion and likely result in reduced confidence in the Ethereum blockchain, both of which would have a material adverse impact on the value of ether and ether futures, and as a result, an investment in the Fund. However, any such attack would likely result in the malicious validators forfeiting their staked ether.

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Comment 55:    Please disclose that the Bitcoin blockchain may be vulnerable to attacks to the extent that there is a "miner" or group of "miners" that possesses more than 50% of the blockchain's "hashing" power. Explain how the value of bitcoin futures contracts in which the Fund invests may be impacted by an attack.

Response:    The following disclosure has been added to the Fund’s SAI:

If the price of bitcoin falls below that which is required for mining operators to turn a profit, some mining operators may temporarily discontinue mining bitcoin by either halting operations or switching their mining operations to mine other cryptocurrencies. If miners reduce or cease their mining operations it would reduce the aggregate hash rate on the Bitcoin Network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin Network more vulnerable to a malicious actor obtaining control in excess of fifty percent of the aggregate hash rate on the Bitcoin Network. Periodically, the Bitcoin Network is designed to adjust the difficulty for block solutions so that solution speeds remain in the vicinity of the expected ten-minute confirmation time currently targeted by the Bitcoin Network protocol, but significant reductions in aggregate hash rate on the Bitcoin Network could result in material delays in transaction confirmation time. Any reduction in confidence in the confirmation process or aggregate hash rate of the Bitcoin Network may adversely affect the utility and price of bitcoin, which may have a negative impact on bitcoin futures.

Comment 56:    Please disclose that proposed changes to the Ethereum blockchain's protocol or Bitcoin blockchain's protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a "fork"), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain). Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

Response:    The following risk disclosure has been added to the Fund’s SAI:

        The open-source nature of the Ethereum Protocol and the Bitcoin Protocol permits any developer to review the underlying code and suggest changes. If some users, validators or miners adopt a change while others do not and that change is not compatible with the existing software, a fork occurs. Several forks have already occurred in the Bitcoin Network and the Ethereum Network resulting in the creation of new, separate digital assets. The determination of which fork will be considered bitcoin for purposes of the Bitcoin Reference Rate and which fork will be considered ether for purposes of the CME CF Ether Reference Rate is determined by CF Benchmarks' Hard Fork Policy. Forks and similar events

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could adversely affect the price and liquidity of ether and bitcoin and the value of an investment in the Fund.

Comment 57:    Please disclose that the Ethereum blockchain's protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain's protocol may contain flaws that can be exploited by attackers. Also, with regard to Ethereum, discuss the exploit of The DAO's smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork. Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

Response:    The Registrant notes the current disclosure in the Prospectus:

Cryptocurrency Cybersecurity Risk. Cybersecurity exploitations or attacks against a cryptocurrency protocol and of entities that custody or facilitate the transfers or trading of cryptocurrency could result in a significant theft of cryptocurrency and a loss of public confidence in cryptocurrency, which could lead to a decline in the value of bitcoin and, as a result, adversely impact the Fund’s investment in cryptocurrency futures. Additionally, if a malicious actor or botnet (i.e., a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power of a cryptocurrency network, such actor or botnet could alter the protocol and adversely affect the value of cryptocurrency, which would adversely affect the Fund’s investment in cryptocurrency futures.

The following disclosure has been added to the SAI:

As a digital asset, crypto is subject to the risk that malicious actors will exploit flaws in its code or structure, or that of digital asset trading venues, that will allow them to, among other things, steal crypto held by others, control the blockchain, steal personally identifying information, or issue significant amounts of crypto in contravention of the relevant protocol. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of crypto and crypto futures contracts.

In April 2016, a decentralized autonomous organization, known as "The DAO" launched on the Ethereum Network. Decentralized autonomous organizations operate on smart contracts which form a foundational framework that dictates how the organization will operate. In exchange for ether, The DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the Ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in The DAO. In June 2016, The DAO smart contract code was hacked, resulting in approximately one-third of the total ether raised in The

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DAO's offering being diverted to an Ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of Ethereum community members, a "hard fork" was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from The DAO to a recovery address, where DAO Token holders could exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the Ethereum blockchain: Ethereum and Ethereum Classic.

Comment 58:    Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response:    The following risk disclosure has been added to the Fund’s SAI:

As a result of lack of regulation, individuals, or groups may engage in insider trading, fraud or market manipulation with respect to crypto assets. Such manipulation could cause investors in crypto assets to lose money, possibly the entire value of their investments. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. The nature of the assets held at digital asset trading venues make them appealing targets for hackers and a number of digital asset trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for crypto investors. Investors in crypto may have little or no recourse should such theft, fraud or manipulation occur.

Comment 59:    With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund. Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

Response:     The following disclosure has been added to the Fund’s SAI:

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It is possible that other blockchains will emerge that are similarly designed to support the development, deployment, and operation of smart contracts. These alternative blockchains have in the past and may in the future seek to compete with Bitcoin and the Ethereum Network by offering faster transaction processing and/or lower fees. The market demand for these alternative blockchains may reduce the market demand for ether which would adversely impact the price of Bitcoin and ether, and as a result, an investment in the Fund.

The Ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation has proposed various updates to the Ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by sol-called "layer 2" solutions. Layer 2 networks generally require users to "lock" ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater Ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users or and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

Comment 60:    With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund. Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin's price. Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on "Layer 2" solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin.

Response:    The following disclosure has been added to the Fund’s SAI:

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It is possible that other blockchains will emerge that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography. These alternative blockchains have in the past and may in the future seek to compete with the Bitcoin Network by offering networks that improve the speed of transaction processing, address issues in the finality and variability of transaction fees in the Bitcoin Networks, and with lesser volatility in the digital asset's price than bitcoin. The market demand for these alternative blockchains may reduce the market demand for bitcoin which would adversely impact the price of bitcoin, and as a result, an investment in the Fund.

Bitcoin's use as an alternative payment system currently is, and is expected to continue to be, reliant on layer 2 networks that reduce transaction times and transaction fees otherwise applicable to transfers of bitcoin. There is no guarantee that these solutions will continue to be available or that they will adequately reduce transaction times and fees to a degree comparable to other public blockchains that serve as alternative payment systems. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions if not implemented correctly would compromise the security or decentralization of the underlying blockchain network.

Comment 61:    Please disclose the risks of executing transactions “off the chain” other than opening and closing transactions.

Response:    The following disclosure has been added to the Fund’s SAI:

        Transactions in Bitcoin that are executed “off the chain” (that is, transactions that are fully executed on the Bitcoin blockchain) may offer less transparency than transactions fully executed on the Bitcoin blockchain and may be more vulnerable to fraud.

Comment 62:    With respect to the Bitcoin blockchain, please also disclose risks and challenges related to adoption and use of other blockchains that support more advanced applications and use cases than the Bitcoin blockchain such as those designed to support development deployment and operation of smart contracts for example, ethereum.

Response:    Please see response to Comment 59 above.

Comment 63:    Please disclose that there may be differences in returns between ether futures and ether, or bitcoin futures and bitcoin, due to divergence in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to ether futures or bitcoin futures.

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Response:    The following disclosure has been added to the Fund’s prospectus:

While the performance of cryptocurrency futures contracts, in general, has historically been highly correlated to the performance of spot cryptocurrency, there can be no guarantee that this will continue. The performance of the Fund’s cryptocurrency futures contracts should not be expected to match the performance of spot cryptocurrency.

Comment 64:    Please explain that the price movements of ether and bitcoin generally have been highly correlated, and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response:    The following disclosure has been added to the Fund’s SAI:

Historically, the spot price movements of ether and bitcoin generally have been correlated. The spot prices of ether historically have generally been more volatile than the spot prices bitcoin (i.e. rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rises and falling more than bitcoin on days that the spot prices of bitcoin falls. There is no guarantee that this correlation will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue.

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If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.
Very truly yours,

/s/ Andrew Davalla

Andrew Davalla